UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

Horizon Group Properties, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)


44041U102
(CUSIP Number)

Howard Amster, 23811 Chagrin Blvd, Suite 200
Beachwood, OH  44122-5525  (216)595-1047
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 26, 2001
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report this acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13D-1(b)
(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for the other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however see the Notes)













1	Name of Reporting Person	Howard Amster


2	If a member group			a)  / /
						b)  /X/


3	SEC Use Only

4	Source of Funds			PF

5	Check if Disclosure of Legal Proceedings Is Required


6	Citizenship     USA


Number of Shares	7	Sole Voting			 53,639
Beneficially
Owned By Each	8	Shared Voting		172,728
Reporting Person
With			9	Sole Dispositive		 53,639

			10	Shared Dispositive	172,728

11	Aggregate Amount Beneficially Owned		191,449


12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11) 6.67 %


14	Type of Reporting Person 			IN





















1	Name of Reporting Person	Howard M. Amster
						Charitable Remainder Unitrust

2	If a member group			a)  / /
						b)  /X/


3	SEC Use Only

4	Source of Funds			AF

5	Check if Disclosure of Legal Proceedings Is Required


6	Citizenship     USA


Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		12,700
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	12,700

11	Aggregate Amount Beneficially Owned		12,700


12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11)  .44 %


14	Type of Reporting Person			OO























1	Name of Reporting Person	Howard Amster & Tamra F. Gould
						Charitable Remainder Unitrust

2	If a member group			a)  / /
						b)  /X/


3	SEC Use Only

4	Source of Funds 			AF

5	Check if Disclosure of Legal Proceedings Is Required


6	Citizenship     USA


Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		30,100
Reporting Person
With			9	Sole Dispositive

			10 	Shared Dispositive	30,100

11	Aggregate Amount Beneficially Owned		30,100


12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11) 1.049 %


14	Type of Reporting Person			OO





















1	Name of Reporting Person	Amster Limited Partnership


2	If a member group			a)  / /
						b)  /X/


3	SEC Use Only

4	Source of Funds			OO

5	Check if Disclosure of Legal Proceedings Is Required


6	Citizenship     USA


Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		574
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	574

11	Aggregate Amount Beneficially Owned		574


12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11) .02 %


14	Type of Reporting Person			PN
























1	Name of Reporting Person	Amster Trading Company


2	If a member group			a)  / /
						b)  /X/


3	SEC Use Only

4	Source of Funds			WC

5	Check if Disclosure of Legal Proceedings Is Required


6	Citizenship     USA


Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		128,270
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	128,270

11	Aggregate Amount Beneficially Owned		107,143


12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11)  3.732 %


14	Type of Reporting Person			CO





















1	Name of Reporting Person	Amster Trading Company
						Charitable Remainder Unitrusts

2	If a member group			a)  / /
						b)  /X/


3	SEC Use Only

4	Source of Funds			AF

5	Check if Disclosure of Legal Proceedings Is Required


6	Citizenship     USA


Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		21,127
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	21,127

11	Aggregate Amount Beneficially Owned		21,127


12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11)  .74 %


14	Type of Reporting Person			OO






















1	Name of Reporting Person	Tamra F. Gould


2	If a member group			a)  / /
						b)  /X/


3	SEC Use Only

4	Source of Funds					PF

5	Check if Disclosure of Legal Proceedings Is Required


6	Citizenship     USA


Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		58,640
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	58,640

11	Aggregate Amount Beneficially Owned		28,540


12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11) .99 %


14	Type of Reporting Person			IN






















1	Name of Reporting Person	Gould Trading Company


2	If a member group			a)  / /
						b)  /X/


3	SEC Use Only

4	Source of Funds					WC

5	Check if Disclosure of Legal Proceedings Is Required


6	Citizenship     USA


Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		28,540
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	28,540

11	Aggregate Amount Beneficially Owned		28,540


12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11) .99 %


14	Type of Reporting Person			CO






















1	Name of Reporting Person	Pleasant Lake Apts Corp


2	If a member group			a)  / /
						b)  /X/

3	SEC Use Only

4	Source of Funds 			WO

5	Check if Disclosure of Legal Proceedings Is Required


6	Citizenship     USA


Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		35
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	35

11	Aggregate Amount Beneficially Owned		35


12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11)  .00%


14	Type of Reporting Person			CO






















1	Name of Reporting Person	Pleasant Lakes Apts
						Limited Partnership

2	If a member group			a)  / /
b) /X/


3	SEC Use Only

4	Source of Funds 			OO

5	Check if Disclosure of Legal Proceedings Is Required


6	Citizenship     USA


Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		1,049
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	1,049

11	Aggregate Amount Beneficially Owned		1,049


12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11  .04 %


14	Type of Reporting Person			PN






















1	Name of Reporting Person	Ramat Securities Ltd


2	If a member group			a)  / /
						b)  /X/


3	SEC Use Only

4	Source of Funds			WC

5	Check if Disclosure of Legal Proceedings Is Required


6	Citizenship     USA


Number of Shares	7	Sole Voting			29,009
Beneficially
Owned By Each	8	Shared Voting
Reporting Person
With			9	Sole Dispositive		29,009

			10	Shared Dispositive

11	Aggregate Amount Beneficially Owned		29,009


12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11) 1.011 %


14	Type of Reporting Person			BD






















There are no changes to the Schedule 13D, Amendment 1 except as set forth in this 2nd amendment.



Item 2	Identity and Background

Howard Amster is a general partner of Amster Limited Partnership and as such can be deemed the beneficial owner of such entity and may be deemed to have shared voting and dispositive power over shares owned by Amster Limited Partnership.

Amster Limited Partnership, 25812 Fairmount Blvd, Beachwood, OH 44122-2214 Investments
d)	Neither the partners of Amster Limited Partnership have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors if any) within the last five years.

e)	Neither the partners of Amster Limited Partnership have been a party to any civil proceedings of a judicial or administrative body of competent jurisdictions of the type described in Item 2 of
Schedule 13D within the last five years.

Howard Amster is a 100% owner of Amster Trading Company and as such can be deemed the beneficial owner of such entity and maybe deemed to have shared voting and dispositive power over shares owned by Amster Trading Company.

Howard Amster is 100% owner of Pleasant Lake Apts Corp and as such can be deemed the beneficial owner of such entity and maybe deemed to have shared voting and dispositive power over shares owned by Pleasant Lake Apts Corp. Pleasant Lake Apts. Corp is the general partner of Pleasant Lake Apts. Limited Partnership.

Pleasant Lake Apts. Limited Partnership, 7530 Lucerne Dr #101
Middleburg Heights, OH 44130
Investments
d)	Neither the officers, directors or partners of Pleasant Lake
Apts. Limited Partnership have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither the officers, directors or partners of Pleasant Lake
Apts. Limited Partnership have been a party to any civil proceedings of a judicial or administrative body or competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.












Howard Amster is an 83% owner of Ramat Securities Ltd. Howard Amster can be deemed to be a beneficial owner of any securities owned by Ramat Securities Ltd.

a)	Howard Amster

c)	Present principal occupation-Principal, Ramat Securities Ltd securities firm-23811 Chagrin Blvd #200, Beachwood, OH 44122-5525



Item 3	Source and Amount of Funds or Other Consideration

Amster Limited Partnership purchased all Horizon Group Properties with partnership funds without borrowing.
The total consideration for the purchases is $ 3,695.13.

Amster Trading Company Charitable Remainder Unitrusts purchased all Horizon Group Properties with trust assets without borrowing.
The total consideration for the purchase on this amendment is $ 38,490.75 bringing the Amster Trading Company Charitable
Remainder Unitrusts total investment to $ 94,663.31.

Pleasant Lakes Apts Limited Partnership purchased all Horizon
Group Properties with partnership funds without borrowing.
The total consideration for the purchases is $ 6,752.94.

Item 4 	Purpose of Transaction

Howard Amster, Howard M. Amster Charitable Remainder Unitrust, Howard Amster & Tamra F. Gould Charitable Remainder Unitrust, Amster Limited Partnership, Amster Trading Company, Amster Trading Company Charitable Remainder Unitrusts,
Gould Trading Company, Pleasant Lake Apts. Corp, Pleasant
Lake Apts. Limited Partnership, Ramat Securities Ltd. acquired shares for investment.

In order to actively participate in and have an impact on the future direction of the company, Mr. Amster has advised the company of his interest of being appointed to the board of directors and his desire that an additional independent person acceptable to the company be appointed to the board as well.



















Item 5	Interest in Securities of the Issuer

(a)(b)	The aggregate amount owned by the Reporting Persons
is 283,916 shares or 9.891% of the outstanding shares.

Howard Amster and in his Individual Retirement Acccounts owns 53,639 shares or 1.869% of the outstanding shares.

Howard M Amster Charitable Remainder Unitrust owns 12,700 shares or .44% of the outstanding shares.

Howard Amster and Tamra F. Gould Charitable Remainder Unitrust owns 30,100 shares or 1.049% of the outstanding shares.

Amster Limited Partnership owns 574 shares or
 .02% of the outstanding shares.

Amster Trading Company owns 107,143 shares or 3.732% of the outstanding shares.

Amster Trading Company Charitable Remainder Unitrusts owns
21,127 shares or .74% of the outstanding shares.

Gould Trading Company owns 28,540 shares or
 .99% of the outstanding shares.

Pleasant Lake Apts Corp owns 35 shares or
 .00% of the outstanding shares.

Pleasant Lake Apts Limited Partnership owns
1,049 shares or .04% of the outstanding shares.

Ramat Securities Ltd owns 29,009 shares or
1.011% of the outstanding shares.

















c)	Trades executed in the over-the-counter market
	as an open market transaction

           									Executing
Identity	Date	  Shares 			 	Price		Broker

Amster Ltd	6/19/98    574	Spinoff from	6.4375
Partnership				Horizon Group

Pleasant 	6/19/98  1,049	Spinoff from	6.4375
Lake Apts				Horizon Group
Ltd Partnership

Amster 	8/24/00 12,500	BOUGHT		3.0625	Bear Stearns
Trading Company
Charitable
Remainder Unitrust

H. Amster/	6/29/99	62	SOLD			3.312		Everen Securities
Jeff Shaffer





































Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date	4/27/01



Howard Amster



Howard M. Amster Charitable
Remainder Unitrust



Howard Amster & Tamra F. Gould
Charitable Remainder Unitrust



Amster Limited Partnership



Amster Trading Company



Amster Trading Company
Charitable Remainder Unitrusts



Tamra F. Gould



Gould Trading Company



Pleasant Lake Apts Corp



Pleasant Lake Apts Limited Partnership



Ramat Securities Ltd